

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2011

<u>Via E-mail</u>
Stephen P. Weisz
President and Chief Executive Officer
Marriott Vacations Worldwide Corporation
6649 Westwood Blvd.
Orlando, FL 32821

> **Re: Marriott Vacations Worldwide Corporation**
> **Amendment No 1 to Registration Statement on Form 10-12(b)**
> **Filed September 9, 2011**
> **File No. 001-35219**

Dear Mr. Weisz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comments 3, 7 and 8 in our letter dated July 26, 2011. Our review of the supplemental materials is still in progress.

2.   We note your response to comment 4 in our letter dated July 26, 2011 and will continue to monitor for such opinions.

Unaudited Pro Forma Condensed Combined Financial Statements, page 53

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 58

Adjustment (G), page 58

3.   Please tell us why you believe it is appropriate to adjust for the funding of
        working capital needs as of and immediately after distribution and how this
        adjustment is directly complies with the requirements of Article 11 of Regulation
        S-X. If you continue to believe that the adjustment is appropriate, please disclose
        how you calculated the amount of the adjustments.

Adjustment (L), page 59

4.   Please tell us how your adjustment (L) complies with the requirements of Article
        11 of Regulation S-X. Specifically, please tell us how this adjustment is directly
        attributable to the spin-off.

Business

Segments, page 73

5.   We note your response to comment 17 in our letter dated July 26, 2011; however
        your specific ownership interests remain unclear from the revised disclosure.
        Please expand as previously requested to discuss your "direct and indirect
        ownership interest" in greater detail and also discuss your leasing arrangements in
        greater detail and, to the extent material, file such agreements as exhibits to your
        filing. Refer to Item 14 of Form S-11 as a guide.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 81

6.   We note your expanded disclosure under the Inventory and Development
        Activities subheading. Please update your disclosure in the overview to
        approximate the percentage of your current holdings classified as "excess Luxury
        inventory." Briefly explain whether you have identified all properties deemed
        within the class, or whether your holdings are subject to further adjustment.

Earnings Before Interest Expense, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA, page 97

7.   Please tell us why you believe that it is appropriate to reconcile both EBITDA and Adjusted EBITDA to net income (loss) attributable to MVW as opposed to net income.

Financing, page 84

8.   We note your response to comments 21, 25 and 29 in our letter dated July 26, 2011 and will continue to monitor for a discussion of covenants/provisions, if any, regarding cross-defaults and other updates of the terms.

Executive Compensation

Compensation Discussion and Analysis

Annual Bonuses, page 136

9.   We have considered your response to comment 26; however, it remains unclear from your revisions how the customer satisfaction metrics are derived from the survey and how such results were measured against the stated pre-established targets. Please revise as previously requested and provide separate disclosure for each of your NEOs.

Description of Material Indebtedness and Other Financing Arrangements

Description of Material Indebtedness and Other Financial Arrangements, page 165

Warehouse Credit Facility, page 166

4.   We note your response to prior comment 25. Please ensure that all material terms currently known are included in such description. For example, we note your disclosure regarding the Warehouse Credit Facility within your pro forma condensed combined financial statements noting that borrowings under such facility are limited to eligible notes receivable at any point in time.

Vacation Ownership Loan Securitization Program, page 166

10.   We note your general discussion of retained interests in debt securities issued pursuant to your loan securitization program. Please explain how you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption that you intend to rely on and how your

investment strategy will support that exemption. We will refer your response to
the Division of Investment Management for further review.   Please engage
directly with the staff of the Division of Investment Management referenced
below regarding your exemption from registration under the Investment Company
Act of 1940.

Audited Combined Financial Statements

Combined Statements of Operations, page F-3

11.   We note your response to prior comment 31. Given that financing revenues
appear to be a significant portion of your operating revenues and the intended
usage of your warehouse credit facility, it would appear that financing revenues
will continue to have a significant impact on your revenues. Therefore, please
classify interest expense related to your securitization activity as an operating
expense within your combined statements of operations.

Unaudited Interim Combined Financial Statements

Notes to Interim Combined Financial Statements

3. Notes Receivable, page F-60

12.   We note your response to prior comment 35. Please disclose the estimated
average remaining default rates for the securitized and non-securitized notes
receivable separately for each reporting period.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: James Hunter